OMB
APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:                                                   3235-0145
Expires:
October 31, 1997
Estimated average burden
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

                 GRANT GEOPHYSICAL, INC.
(Name of Issuer)


                 Common Stock, $.002 Par Value
(Title of Class of Securities)


                           388085102
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      December 20, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Continued on the Following Pages)

Page 1 of 6 Pages
                                          SCHEDULE 13D

CUSIP No.   388085102



Page   2   of    6    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elliott Associates, L.P., a Delaware Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

          (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   1,911,271

8
SHARED VOTING POWER

  0


9
SOLE DISPOSITIVE POWER

                   1,911,271

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,911,271
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.94%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102



Page   3   of    6    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

          (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Cayman Islands, British West Indies

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   0

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
14
TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102



Page   4   of    6     Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Martley International, Inc., a Delaware corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

          (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                         00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   0

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
14
TYPE OF REPORTING PERSON*

                   CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

             This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of December 27, 1996 and amends the information provided in the Schedule 13D, as amended (the "Schedule 13D"), previously filed with respect to securities beneficially owned by the reporting persons as of November 18, 1996.
 Except as set forth
herein, the Schedule 13D is restated in its entirety.


ITEM 3.      Source and Amount of Funds or Other Consideration

             The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.
                         SOURCE OF FUNDS

AMOUNT OF FUNDS
Margin accounts maintained at Merrill, Lynch,
Fenner & Smith and Broadcort Capital Corp.
$5,002,197.10


ITEM 4.      Purpose of Transaction

             As a result of Westgate's no longer owning any shares of equity securities of the
Issuer, the group comprised of the reporting persons was terminated on December 20, 1996.

              Elliott acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

             Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

             Elliott has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.



ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott beneficially owns 697,614 shares of $2.4375 Convertible Preferred Stock
("Preferred Stock"), convertible into 1,911,271 shares of Common Stock, representing 9.94% of the class of Common Stock.

             Westgate beneficially owns no shares of Common Stock.

             (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

             (c) On December 20, 1996, Elliott purchased from Westgate, and Westgate sold to
Elliott, 282,050 shares of Preferred Stock at a purchase price of $.625 per share in a privately negotiated transaction in New York.

             (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by
Elliott.

             (e) Each of Westgate and Martley ceased to be the beneficial owner of more than 5% of a class of the Issuer's equity securities on December 20, 1996.


                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:       December 27, 1996               ELLIOTT ASSOCIATES, L.P.


By:
         Paul E. Singer, General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
         Paul E. Singer, President

MARTLEY INTERNATIONAL, INC.


By:
         Paul E. Singer, President